



CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial Inc. shareholders overwhelmingly approve conversion into an income trust

TORONTO (June 22, 2006) – CI Financial Inc. ("CI") announced that at today's special meeting, shareholders overwhelmingly approved the plan of arrangement to convert CI into an income trust to be known as CI Financial Income Fund (the "Fund").

"This vote is one of the last steps required to complete the conversion and we are pleased with shareholders' overwhelming support for the proposal," said William T. Holland, CI's Chief Executive Officer. "This strong endorsement reinforces our view that the income trust structure is particularly well suited and beneficial to CI and its shareholders."

Now that shareholder approval has been obtained, a final order of the Ontario Superior Court of Justice approving the plan of arrangement for the conversion will be sought with a hearing scheduled for June 27, 2006. In addition to court approval, the conversion remains subject to the receipt of a satisfactory tax ruling and certain other approvals. Management anticipates that the conversion will be completed between June 28, 2006 and June 30, 2006.

Management expects that the initial monthly distribution will be $0.1675 per unit (representing an annualized rate of $2.01 per unit), payable on July 14, 2006 to unitholders of record on July 10, 2006, and that the same monthly rate would apply until the end of calendar 2006 (representing the new fiscal year end of the Fund).

The units of the Fund have been conditionally approved for trading on the Toronto Stock Exchange under the symbol "CIX.UN".

CI Financial Inc. is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Investments Inc. and Assante Corporation, CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time. In particular, as a conversion by CI to an income trust will be subject to and conditional upon, among other things, regulatory and court approvals and third party consents, some or all of which conditions are beyond the control of CI, there can be no assurance that such a conversion will occur or will occur within a particular time-frame.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial Inc.
(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial increases stake in Perimeter Financial Corp.

TORONTO (June 27, 2006) – CI Financial Inc. ("CI") announced today that it has increased its ownership position in Perimeter Financial Corp. in two separate recent transactions. As a result of these purchases, CI now holds a 5.8% equity position in Perimeter.

"We share Perimeter's vision that technology can improve the efficiency of the financial services industry," said William T. Holland, CI Chief Executive Officer. "Perimeter has the expertise, the networks and the people to continue to build true alternatives to conventional practices. We have invested to share in its growth."

Terms of the acquisition were not disclosed.

Perimeter Financial Corp. develops technology solutions for the financial services industry, including institutional investors and investment dealers. Its wholly owned dealer subsidiary Perimeter Markets Inc. operates two online marketplaces -- BlockBook for the Canadian equity block market, and CBID for Canadian fixed-income and futures markets. It also provides a suite of service offerings in asset management, record-keeping and reporting.

CI Financial Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $74.2 billion in fee-earning assets as of May 31, 2006. Through its principal operating subsidiaries, CI Investments Inc. and Assante Corporation, CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

-30-

For further information, please contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial Inc.
(416) 364-1145

Douglas Steiner
Chairman and Chief Executive Officer
Perimeter Financial Corp.
(416) 703-6787.



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial Inc. completes conversion into income trust

TORONTO (June 30, 2006) – CI Financial Income Fund ("CI" or the "Fund") is pleased to announce the completion of the plan of arrangement resulting in the conversion of CI Financial Inc. from a corporate entity into the Fund.

Under the plan of arrangement, each common share of CI Financial Inc. has been exchanged for:

- one unit of the Fund ("Trust Unit"); or
- one Class B limited partner unit of Canadian International LP ("Exchangeable LP Unit") and one special voting unit of the Fund. Exchangeable LP Units are exchangeable into Trust Units after January 1, 2007.

All shareholders of CI Financial Inc. who requested a tax rollover were able to effect the exchange of their common shares of CI Financial Inc. on a tax-deferred basis. Immediately following closing, approximately 138 million Trust Units and 146 million Exchangeable LP Units were outstanding.

"With the conversion, we have become one of the largest income trusts in Canada by market capitalization," said William T. Holland, CI's Chief Executive Officer. "We have significantly enhanced the value of the company and laid a solid foundation for a new phase in CI's growth."

A distribution of $0.1675 per Trust Unit and per Exchangeable LP Unit, payable on July 14, 2006 to holders of record on July 10, 2006, was declared today.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Factors that could affect such expectations include, among other things, general economic and market factors and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports sales and assets for May

TORONTO (June 1, 2006) – CI Financial Inc. ("CI") today reported net sales of $227 million for May 2006, and assets under management of $56.9 billion and fee-earning assets of $74.2 billion at the end of the month.

"Our sales continued to show strength, with gross sales exceeding $900 million, despite the uncertain market conditions in May," said Stephen A. MacPhail, President and Chief Operating Officer.

For the fiscal year ending May 31, 2006, CI posted gross sales of $11.1 billion and net sales of $3.1 billion. Assets under management increased by 16% and fee-earning assets increased by 9% over the year.

"Fiscal 2006 was another year of exceptional growth for CI, with net sales at their highest levels in five years and assets under management and fee-earning assets reaching record levels during the period," Mr. MacPhail said.

In May, CI subsidiary CI Investments Inc. had gross sales of $832 million and net sales of $236 million, consisting of net sales of $185 million in long-term funds and $51 million in money market funds.

Morningstar Canada reported in May that CI Investments continued to hold its lead in five-star funds. When counting all investment funds with a rating, CI had 44 five-star funds at April 30, 2006.

Assante Corporation, through its subsidiary United Financial Corporation, had gross sales of $100 million and net sales of $2 million in May. Skylon Advisors Inc. had net redemptions of $11 million.

Fee-earning assets decreased over the month to $74.2 billion, which consisted of assets under management of $56.9 billion and administered/other assets of $17.3 billion. Assets under management included investment fund assets at CI Investments and Assante of $55.8 billion and structured products/closed-end funds of $1.1 billion. Administered/other assets included institutional assets at Trilogy Global Advisors, LLC, which generate fees for CI. The $15.9 billion in assets under administration at Assante and IQON Financial Management Inc. (net of assets under management at Assante) generate fees for those companies.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and at www.ci.com under "Financial Reports" in the Corporate section.

CI Financial **News Release**

CI FINANCIAL INC. MAY 31, 2006 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$716	$531	$185
CI money market	116	65	51
TOTAL CI Investments	$832	$596	$236
TOTAL Assante Funds	$100	$98	$2
TOTAL Skylon	$0	$11	-$11
TOTAL CI	$932	$705	$227

FEE-EARNING ASSETS	April 30/06 (millions)	May 31/06 (millions)	% Change
CI mutual/segregated funds	$47,830	$46,610	-2.6
Assante funds	9,509	9,201	-3.2
	$57,339	$55,811	-2.7
Structured products/closed-end funds	1,152	1,105	-4.1
TOTAL Assets Under Management	$58,491	$56,916	-2.7
CI administered/other assets	1,434	1,352	-5.7
Assante/IQON assets under administration (net of Assante funds) (est)	16,267	15,948	-2.0
TOTAL FEE-EARNING ASSETS	$76,192	$74,216	-2.6

AVERAGE ASSETS UNDER MANAGEMENT	April 30/06 (millions)	May 31/06 (millions)	% Change
Monthly	$58,733	$57,754	-1.7
Quarter-to-date	$58,189	$58,043	-0.3
Fiscal year-to-date	$53,743	$54,084	0.6

FISCAL AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2005 (millions)	Fiscal 2006 (millions)	% Change
Fiscal year average assets	$46,085	$54,084	17.4%

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	285,680,519	Bank debt	$417
In-the-money options	7,253,338	Cash & marketable securities	(120)
Percentage of all options	100%	Net debt outstanding	$297
All options % of shares	2.5%	In-the-money stock comp. liability (net of tax)	$74
Dividend yield at $31.03	2.3%	Terminal redemption value of funds	$772
		Quarter-to-date stock-based compensation*	$24

*Based on marked-to-market pre-tax stock-based compensation expense accrual from change in share price from last quarter-end ($28.00) to May 31, 2006 ($31.03).

CI Financial Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Investments Inc. and Assante Corporation, CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial Inc.
(416) 364-1145

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: GSX.PR.A **FOR IMMEDIATE RELEASE**

Global Resource Split Corp. Announces Quarterly Distribution to Preferred Shareholders

Toronto, June 2, 2006 – Global Resource Split Corp. (the "Corporation") announced today its quarterly distribution for the period ending June 30, 2006 of $0.13125 per preferred share payable on June 30, 2006 to shareholders of record as at June 15, 2006.

The Corporation's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009.

The Corporation's preferred shares are listed on the Toronto Stock Exchange under the symbol GSX.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\jun06\rel-global-res.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending June 30, 2006

Toronto, June 16, 2006 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending June 30, 2006 of $0.1458 per unit payable on July 14, 2006 to unitholders of record as at June 30, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN.

For more information, please contact:

CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\jun06\rel-skylon-convert.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending June 30, 2006

Toronto, June 16, 2006 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending June 30, 2006 of $0.15625 per unit payable on July 14, 2006 to unitholders of record as at June 30, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\jun06\rel-skylon-highyield.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending June 30, 2006

Toronto, June 16, 2006 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending June 30, 2006 of $0.0666 per unit payable on July 14, 2006 to unitholders of record as at June 30, 2006.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\jun06\rel-signature.dot

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, June 16, 2006 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending June 30, 2006 of $0.375 per unit payable on July 14, 2006 to unitholders of record as at June 30, 2006.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\jun06\rel-all-asset.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending June 30, 2006

Toronto, June 16, 2006 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending June 30, 2006 of $0.1875 per unit payable on July 14, 2006 to unitholders of record as at June 30, 2006.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\may06\rel-skylon-capital.dot

82-4994



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending June 30, 2006

Toronto, June 16, 2006 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending June 30, 2006 of $0.05833 per unit payable on July 14, 2006 to unitholders of record as at June 30, 2006.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\jun06\rel-skylon-growth.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending June 30, 2006

Toronto, June 16, 2006 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending June 30, 2006 of $0.1510 per unit payable on July 14, 2006 to unitholders of record as at June 30, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\may06\rel-skylon-global.dot



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending June 30, 2006

Toronto, June 16, 2006 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending June 30, 2006 of $0.1510 per unit payable on July 14, 2006 to unitholders of record as at June 30, 2006.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\jun06\rel-skylon-globalii.dot



2 Queen Street East, Twentieth Floor, Toronto, Ontario, M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending June 30, 2006

Toronto, June 16, 2006 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending June 30, 2006 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	June 30, 2006	July 14, 2006
Series B units	US$0.0417 per unit	June 30, 2006	July 14, 2006

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\jun06\rel-skylon-intl.dot

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces Distribution For Month Ending June 30, 2006

Toronto, June 16, 2006 – Yield Advantage Income Trust (the "Trust") announces a distribution for the month ending June 30, 2006 of $0.0583 per unit payable on July 14, 2006 to unitholders of record as at June 30, 2006.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\jun06\rel-skylon-yield-adv.doc